SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ECC INTERNATIONAL CORP.
(Name of Subject Company (Issuer))

CDA ACQUISITION CORPORATION (Offeror)
 CUBIC CORPORATION (Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK
PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

268255106
(CUSIP Number of Class of Securities)

William L. Hoese
Assistant General Counsel
Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123
Telephone (858) 277-6780
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
 Barbara L. Borden, Esq.
Cooley Godward LLP
4401 Eastgate Mall
San Diego, Ca 92121-9109

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee

Not applicable	Not applicable

☐     Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☒     third-party tender offer subject to Rule 14d-1.

        ☐     issuer tender offer subject to Rule 13e-4.

        ☐     going-private transaction subject to Rule 13e-3.

        ☐     amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

Items 1-11

        N/A

Item 12 Exhibits

        Text of Press Release issued by Cubic Corporation and ECC International Corp. on August 21, 2003

Cubic Corporation to Acquire ECC International Corporation

        San Diego, Calif. and Orlando, Fl.—Aug. 21, 2003—San Diego-based Cubic Corporation (AMEX:CUB) and Orlando, FL-based ECC International Corporation (AMEX:ECC), today announced that they have signed a definitive merger agreement providing or the acquisition of ECC by Cubic. Under the terms of the agreement, Cubic has agreed to make a tender offer for all of the outstanding shares of ECC common stock at a price of $5.25 per share, which will, if completed, result in an aggregate consideration to ECC's stockholders of approximately $42.3 million. The offer is expected to commence on August 27, 2003 and expire, if not extended by Cubic, at midnight, Eastern Time on September 24, 2003. The tender offer will be followed by a merger in which Cubic will acquire, at the same per share price, the remaining shares of ECC not acquired in the tender offer.

        The Board of Directors of ECC has unanimously approved the transaction and is recommending that stockholders tender their shares of ECC common stock to Cubic in the tender offer. In addition, stockholders, including Warren Lichtenstein and Steel Partners II, L.P., holding approximately 37 percent of the outstanding common stock of ECC have agreed to tender their shares to Cubic in the tender offer. The tender offer is subject to certain customary conditions, including the tender of at least a majority of ECC's common stock on a fully diluted basis. Imperial Capital LLC acted as financial advisor to ECC for this transaction.

        In announcing the merger agreement, Walter J. Zable, Cubic Chairman, President and Chief Executive Officer, said: "The acquisition of ECC by Cubic will benefit the employees, customers and investors of both companies. We look forward to the growth opportunities of the combined companies."

        Merrill A. McPeak, ECC International Chairman of the Board, said: "We believe that ECC's growth potential will be significantly enhanced by becoming part of a strong company like Cubic."

        "This transaction will further strengthen Cubic's position in the defense marketplace by broadening the scope of our core training business to include virtual simulation. Once the acquisition is completed, we will have a significant presence in all three simulation domains: live, virtual and constructive," said Gerald R. Dinkel, President and CEO of the Cubic Defense Applications Group. "In addition, ECC's presence in Orlando will provide a strong base for growing Cubic's already considerable business with key U.S. Army, Navy, Air Force and Marine Corps simulation customers in Florida."

        The foregoing summary is a general description of certain pricing and related terms contained in the definitive agreement for the proposed transaction, and is qualified in its entirety by reference to the definitive agreement, a copy of which will be filed by Cubic with the United States Securities and Exchange Commission.

        This announcement is not an offer to purchase nor a solicitation of an offer to sell shares. The tender offer for the outstanding shares of ECC common stock described in this press release has not yet commenced. At the time the tender offer is commenced, Cubic will file a Tender Offer Statement on Schedule TO, and ECC will file a Solicitation/ Recommendation Statement on Schedule 14D-9, with the United States Securities and Exchange Commission. Cubic and ECC also expect to mail an Offer to Purchase, the Schedule 14D-9 and related tender offer materials to stockholders of ECC. Investors and security holders of ECC are urged to read the Offer to Purchase and other relevant materials

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when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the United States Securities and Exchange Commission at the SEC's web site at www.sec.gov. A free copy, when it becomes available, may also be obtained from Georgeson Shareholder Communications, 17 State Street, 10th Floor, New York, NY, 10004.

About Cubic Corporation

        Cubic Corporation is parent to two major segments: defense and transportation. The Cubic Defense Applications group provides realistic combat training systems for military forces as well as simulation, force modernization, educational, operations and maintenance and manufacturing services. The group also supplies products and systems for Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) applications, search and rescue avionics, and radio communications for military and civil markets. The Cubic Transportation Systems group designs and manufactures automatic fare collection systems for public mass transit, including rail and buses, throughout the world.

About ECC International

        Orlando, Fla.-based ECC International is a world leader in the design, development and production of simulators and related training programs for crew, operator and maintainer training. ECC provides a wide range of products and services used by all branches of the U.S. Department of Defense and by armed forces in 25 other countries.

        SAFE HARBOR:    This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on management's beliefs and assumptions, current expectations, estimates and projections. Such statements, including statements relating to Cubic's ability to complete the tender offer, the anticipated benefits of the acquisition, the integration of ECC and Cubic, Cubic's and ECC's expectations for future financial performance and the impact of the acquisition on the growth of the combined companies, are not historical facts and are forward-looking statements under the federal securities laws. These statements may contain words such as "will," "believes," "anticipates," "plans," "expects," "intends," "estimates" or similar expressions. These statements are not guarantees of the companies' future performance and are subject to risks, uncertainties and other important factors that could cause actual performance or achievements to differ materially from those expressed or implied by these forward-looking statements and include, without limitation, the risk that the tender offer may not be successful, that the definitive agreement between Cubic and ECC will be terminated, that ECC and Cubic will not be able to integrate their operations as expected, that the acquisition of ECC will not produce the anticipated benefits to the combined company and other risks or uncertainties detailed in such companies' Securities and Exchange Commission filings. Given these uncertainties, you should not rely on forward-looking statements. The companies undertake no obligations to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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